May 3, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Ms. Amanda Ravitz

Re:	Cogentix Medical, Inc.
Registration Statement on Form S-3 (File No. 333-217385)

Acceleration Request
Requested Date:	May 4, 2017
Requested Time:	4:00 p.m. (Eastern Time)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on behalf of Cogentix Medical, Inc. (the “Company”) to become effective on the Requested Date at the Requested Time set forth above, or at such later date and time as we may advise the Commission orally or in writing, or as soon thereafter as practicable.

The Company also requests that the Commission confirm the effective date and time of the Registration Statement in writing.

Sincerely,

COGENTIX MEDICAL, INC.

By:	/s/ Brett Reynolds
Brett Reynolds
Senior Vice-President and Chief Financial Officer